Exhibit 99.1
Strong Q1 2021 Net revenues, with growth in all regions
•Net revenues of €34.3 billion, or €37.0 billion on a pro forma basis(1) up 14%
•Consolidated shipments of 1,477 thousand units, or 1,567 thousand units on a pro forma basis(1) up 11%
•Market leadership(2) in Europe 30(3), with market share improved by 150 bps to 23.6%, and South America, with market share up 530 bps to 22.2%
•Extraordinary distribution to shareholders of €0.32/share paid on April 28
“In our first quarter since the Merger, Stellantis posted strong Q1 2021 revenues with the diverse brand portfolio driving increased volumes, positive pricing and improved product mix, despite the headwinds from the global semiconductor crisis.” - Richard Palmer, Stellantis CFO

2021 FIRST QUARTER RESULTS FROM CONTINUING OPERATIONS	Q1 2021	Q1 2020	Q1 2021 Pro Forma(1)	Q1 2020 Pro Forma(1)	Q1 2021 Pro Forma vs. Q1 2020 Pro Forma
Combined shipments (000 units)	1,526	626	1,618	1,444	+12%
Consolidated shipments (000 units)	1,477	620	1,567	1,417	+11%
Net revenues (€ billion)	€34.3	€11.9	€37.0	€32.4	+14%
Consolidated shipments(4) of 1,567 thousand on a pro forma basis(1), up 11%, reflecting strong consumer demand and retail mix, as well as the impact of COVID-related temporary production suspensions in Q1 2020, partially offset by Q1 2021 production losses due to semiconductor shortages, representing a loss of ~11% of planned production, or ~190 thousand units, in the quarter. Limited visibility of full year semiconductor shortage impact, but expected that Q2 2021 will be worse than Q1 2021, with some improvement in H2 2021. Combined shipments(2) of 1,618 thousand on a pro forma basis(1), up 12%.
Stellantis Q1 2021 Net revenues of €37.0 billion on a pro forma basis(1), compared to €32.4 billion in Q1 2020 on a pro forma basis(1), primarily due to higher overall volumes, positive net pricing, improved market mix, mainly in North America and Enlarged Europe, as well as favorable vehicle mix, partially offset by negative foreign exchange translation effects.
Commercial launch of all-new Opel Mokka began in March 2021 to European consumers, representing a return to the market after being discontinued in 2019. All-new Grand Wagoneer/Wagoneer and next generation Jeep Grand Cherokee production launches remain on track for late Q2 2021 and Q3 2021, respectively. All-new Grand Cherokee L (3-row) production commenced, with commercial launch in late Q2 2021.
Total inventory of 1,234 thousand units at the end of March 2021, including independent dealers inventory, compared to 1,256 thousand units at the end of December 2020(5). Dealer inventories down in all regions from year-end, primarily due to the semiconductor shortage.
2021 Industry Outlook(6) for Group's key regions unchanged, with North America +8%, South America +20% and Enlarged Europe +10%. Middle East & Africa +15%, up from 3% previously, India & Asia Pacific +10%, up from 3% previously, and China +5%, unchanged.
2021 Guidance confirmed: Adjusted Operating Income Margin(7) of 5.5 - 7.5%; assumes no significant COVID-19 related lockdowns.
Financial Calendar:
Electrification Day - July 8, 2021
H1 2021 - Full Financial Results - August 3, 2021
Basis of preparation: “Q1 2021” and “Q1 2020” represent results as reportable under IFRS, which include FCA from January 17, 2021, following the closure of the Merger; “Q1 2021 Pro Forma” and “Q1 2020 Pro Forma” are presented as if the Merger had occurred January 1, 2020. Refer to the section “Notes” for additional detail.
Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.
Refer to page 4 for an explanation of the items referenced on this page.

REGION PERFORMANCE

NORTH AMERICA
	Q1 2021 Pro Forma(1)	Q1 2020 Pro Forma(1)	vs. Q1 2020 Pro Forma
•Shipments down 4%, mainly due to Q1 2021 production losses resulting from semiconductor shortages and discontinuation of Dodge Grand Caravan and Journey, partially offset by all-new Chrysler Voyager and impact of COVID-related temporary production suspensions in Q1 2020
•Net revenues up 9%, primarily due to favorable vehicle and market mix, as well as strong positive net pricing, partially offset by negative foreign exchange translation effects and lower volumes

Shipments (000s)	451	471	(20)
Net revenues (€ million)	15,916	14,546	+1,370

SOUTH AMERICA
	Q1 2021 Pro Forma(1)	Q1 2020 Pro Forma(1)	vs. Q1 2020 Pro Forma
•Shipments up 49%, primarily due to strong demand for all-new Fiat Strada and impact of COVID-related temporary production suspensions in Q1 2020
•Net revenues up 31%, mainly due to higher volumes, positive net pricing and improved vehicle mix, partially offset by negative foreign exchange translation effects, primarily from Brazilian real

Shipments (000s)	189	127	+62
Net revenues (€ million)	2,101	1,605	+496

ENLARGED EUROPE
	Q1 2021 Pro Forma(1)	Q1 2020 Pro Forma(1)	vs. Q1 2020 Pro Forma
•Shipments up 11%, mainly due to all-new Peugeot 208 and 2008, Citroën C4 and Opel Mokka, as well as the impact of COVID-related temporary production suspensions in Q1 2020, partially offset by Q1 2021 production losses due to semiconductor shortages
•Net revenues up 15%, primarily due to higher volumes, improved vehicle mix, positive net pricing and increased revenues from owned dealers

Shipments (000s)	823	743	+80
Net revenues (€ million)	16,029	13,966	+2,063

MIDDLE EAST & AFRICA
	Q1 2021 Pro Forma(1)	Q1 2020 Pro Forma(1)	vs. Q1 2020 Pro Forma
•Shipments up 32%, primarily due to all-new Opel Corsa, Peugeot 208 and 2008, and Citroën C3, as well as impact of COVID-related temporary production suspensions in Q1 2020, partially offset by Q1 2021 production losses due to semiconductor shortages
•Net revenues up 20%, mainly due to higher volumes and positive net pricing, partially offset by negative foreign exchange translation effects, mainly from Turkish lira

Combined shipments (000s)	100	67	+33
Shipments (000s)	70	53	+17
Net revenues (€ million)	1,311	1,093	+218

CHINA AND INDIA & ASIA PACIFIC
	Q1 2021 Pro Forma(1)	Q1 2020 Pro Forma(1)	vs. Q1 2020 Pro Forma
•Shipments up 45%, primarily due to increased volumes of Jeep Wrangler, all-new Peugeot 208, 2008 and 3008, along with impact of COVID-related temporary production suspensions in Q1 2020
•Net revenues up 35%, mainly due to higher volumes

Combined shipments (000s)	50	33	+17
Shipments (000s)	29	20	+9
Net revenues (€ million)	865	643	+222

MASERATI
	Q1 2021 Pro Forma(1)	Q1 2020 Pro Forma(1)	vs. Q1 2020 Pro Forma
•Shipments up 74%, primarily due to launch of refreshed lineup, with increases across all models, particularly in China, as well as impact of COVID-related temporary production suspensions in Q1 2020
•Net revenues up 71%, primarily due to higher volumes and favorable market mix, mainly in China

Shipments (000s)	5.4	3.1	+2.3
Net revenues (€ million)	442	258	+184

Refer to page 4 for an explanation of the items referenced on this page.

Reconciliations
Q1 2021 Net revenues from external customers to Net revenues Pro Forma

Q1 2021	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers(A)		€13,892	€1,912	€15,658	€1,275	€811	€420	€331	€34,299
Add: FCA Net revenues from external customers January 1 - January 16, 2021(B)		2,015	189	335	36	51	18	60	2,704
Add: Pro forma adjustments(C)		3	—	(7)	—	—	—	—	(4)
Net revenues from external customers, January 1 - March 31, 2021 Pro Forma		€15,910	€2,101	€15,986	€1,311	€862	€438	€391	€36,999
Net revenues from transactions with other segments		6	—	43	—	3	4	(56)	—
Net revenues Pro Forma(D)		€15,916	€2,101	€16,029	€1,311	€865	€442	€335	€36,999
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Groupe PSA (“PSA”) was identified as the accounting acquirer in the FCA-PSA merger, which was accounted for as a reverse acquisition, under IFRS 3 – Business Combinations, and, as such, it contributed to the results of the Group beginning January 1, 2021. FCA was consolidated into Stellantis effective January 17, 2021, the day after the merger became effective
(B) FCA consolidated Net revenues, January 1 - January 16, 2021, excluding intercompany transactions
(C) Reclassifications made to present FCA’s Net revenues January 1 - January 16, 2021 consistently with that of PSA
(D) Pro forma Stellantis consolidated Net revenues, January 1 - March 31, 2021

Q1 2020 Net revenues from external customers to Net revenues Pro Forma

Q1 2020	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers, restated(A)		€32	€306	€10,793	€611	€191	€—	€9	€11,942
Add: FCA Net revenues from external customers(B)		14,537	1,296	3,237	476	441	252	328	20,567
Add: Pro forma adjustments(C)		(27)	3	(84)	—	(3)	4	(5)	(112)
Net revenues from external customers Pro Forma		€14,542	€1,605	€13,946	€1,087	€629	€256	€332	€32,397
Net revenues from transactions with other segments		4	—	20	6	14	2	(46)	—
Net revenues Pro Forma(D)		€14,546	€1,605	€13,966	€1,093	€643	€258	€286	€32,397
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Net revenues from external customers of PSA as reported, re-presented to reflect the reportable segments presented by the Group, and to exclude the results of Faurecia S.E., which will be presented as a discontinued operation in the comparative Income Statement of the Group for the six months ended June 30, 2020
(B) Net revenues from external customers of FCA as reported, re-presented to reflect the reportable segments presented by the Group
(C) Reclassifications made to present FCA’s Net revenues consistently with that of PSA
(D) Pro forma Stellantis consolidated Net revenues presented as if the FCA-PSA merger had been completed on January 1, 2020

Refer to page 4 for an explanation of the items referenced on this page.

NOTES
(1) Completed merger of Peugeot S.A. (“PSA”) with and into Fiat Chrysler Automobiles N.V. (“FCA”) on January 16, 2021 (“Merger”). On January 17, 2021, combined company was renamed Stellantis N.V. (“Stellantis” or “Group”). PSA was determined to be the acquirer for accounting purposes, therefore, the historical financial statements of Stellantis represent the continuing operations of PSA, which also reflect the loss of control and the classification of Faurecia S.E. (Faurecia) as a discontinued operation as of January 1, 2021 with the restatement of comparative periods. Acquisition date of business combination was January 17, 2021, therefore, results of FCA for the period January 1 -16, 2021 are excluded from Q1 2021 results unless otherwise stated. Q1 2021 Pro Forma results are presented as if the Merger had occurred on January 1, 2020 and include results of FCA for the period January 1 –16, 2021. Q1 2020 represents results of the continuing operations of PSA only and are not directly comparable to previously reported results of PSA and reflect accounting policies and reporting classifications of the Group. Q1 2020 Pro Forma results are presented as if the Merger had occurred on January 1, 2020. Amounts are subject to change, as the Group’s purchase price allocation (“PPA”) accounting has not been finalized.
(2) Passenger cars plus LCVs. Market share information is derived from third-party industry sources (e.g. European Automobile Manufacturers Association (ACEA), Ward’s Automotive, Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA)) and internal information.
(3) EU 27 (excluding Malta) + Iceland + Norway+ Switzerland + UK.
(4) Combined shipments include shipments by the Stellantis Group's consolidated subsidiaries and unconsolidated joint ventures. Consolidated shipments only include shipments by the Stellantis Group's consolidated subsidiaries.
(5) Represents simple aggregation of FCA and PSA inventory units as of period end.
(6) Source: IHS Global Insight, Wards, China Passenger Car Association and Group estimates.
(7) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Group's ongoing operating performance, and also excludes Net financial expenses, Tax expense/(benefit) and Share of the profit of equity method investees. Guidance does not reflect impacts from purchase accounting adjustments or changes in accounting policies as required by IFRS in connection with the Merger.
SAFE HARBOR STATEMENT
This document, in particular references to “2021 Guidance”, contains forward-looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic; the ability of the Group to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group’s ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group’s defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Group’s business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Group’s vehicles; the Group’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Group's vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; the risk that the operations of Peugeot S.A. and Fiat Chrysler Automobiles N.V. will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Group disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Group’s financial results, is included in the Group's reports and filings with the U.S. Securities and Exchange Commission, AFM and CONSOB.

On May 5, 2021 at 2:00 p.m. CEST / 8:00 a.m. EDT, a live audio webcast and conference call will be held to present the First Quarter 2021 Shipments and Revenues of Stellantis. The call can be followed live and a recorded replay will be available later on the Group's corporate website (https://www.stellantis.com/en). The supporting documents will be made available on the Group's website prior to the call.

Amsterdam, May 5, 2021
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